STEPHANIE IZEVBIZUA   September 22, 2016

WEB DEBT SOLUTIONS, LLC

444 WEST LAKE STREET

SUITE 305

CHICAGO, IL, 60606

UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

RESPONSE LETTER

MR COURTNEY LINDSAY AND MR LARRY SPIRGEL:

This letter is in response to the comments after reviewing the original registration statement. Web Debt Solutions, LLC and thoroughly read over and made necessary corrections to complete the registration for new registered securities:

Item 1. Cover Page of Offering Circular

1. It was stated in response to prior comment 12 that "shares made available will be listed on the World Wide Stock Exchange using NASDAQ." Also stated was "WebDS is the established name and logo used..for [the] New York Stock Exchange and NASDAQ for Web Debt solutions, LLC. It is understood that a company's common stock may not trade on a national securities exchange until its common stock is registered under Section 12(b) of the Securities Exchange Act of 1934. Revisions to this are the statements that were made were not as the company has common stock that is being traded on the New York Stock Exchange, but as a way of speaking once shares have become registered under Section 12(b) of the Securities Exchange Act of 1934. Also, WebDS is not the established name and logo for the New York Stock Exchange and NASDAQ. Web Debt Solutions, LLC has not filed any application for listing of common stock on any stock exchange.
   The primary intentions for registering for common stock pursuant to Section 12(b) of the Exchange Act:
      a. Expansion and to open new offices worldwide
      b. New Start Ups/Subsidiaries
      c. Advertising and Marketing

d. To better trade on a larger scale

Financial Statements

1. In the financial statements, provided were financial results for fiscal year 2016, which ends on December 31, 2016. As this period has not ended, the information was provided in error. The financial results for 2016 should have ended with the 1st and 2nd quarter numbers leading until March 31, 2016. Revisions have been made to correct the date on the financial statements.

This Offering Statement Letter is in compliance with the United States Securities and Exchange Commission. The following statement below shows acknowledgement from Web Debt Solutions LLC as a company that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy of the disclosure in the filing, and
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
  (Attached to this offering statement is a handwritten form of this acknowledgement)

Sincerely,

Stephanie Izevbizua

CEO, Owner, President

Web Debt Solutions, LLC

444 West Lake Street

Suite 305

Chicago, Illinois, 60606

616-649-9149

Web Debt Solutions, LLC

4812 Cruse Rd

Houston, Texas, 77016

616-649-9149